Exhibit 12

Belo Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

											Nine months ended
	Year Ended December 31,										September 30,
	1999		2000		2001		2002		2003		2003		2004
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$276,453		$266,834		$21,763		$213,454		$209,460		$140,130		$128,904
Add: Total fixed charges	115,696		138,017		116,157		108,451		98,117		73,705		70,698
Less: Interest capitalized	2,552		2,398		489		573		500		425		160

Adjusted earnings	$389,597		$402,453		$137,431		$321,332		$307,077		$213,410		$199,442

Fixed Charges:
Interest	$113,147		$135,151		$113,145		$105,359		$94,110		$71,033		$67,924
Portion of rental expense representative of the interest factor (1)	2,549		2,866		3,012		3,092		4,007		2,672		2,774

Total fixed charges	$115,696		$138,017		$116,157		$108,451		$98,117		$73,705		$70,698

Ratio of Earnings to Fixed Charges	3.37	x	2.92	x	1.18	x	2.96	x	3.13	x	2.90	x	2.82	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.